Exhibit 16

Office of the Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

May 24, 2002

Ladies and Gentlemen,

We were previously principal accountants for Trader.com N.V. and, under the date of March 18, 2002, we reported on the consolidated financial statements of Trader.com N.V. and subsidiaries as of and for the years ended December 31, 2001 and 2000. On May 23, 2002, our appointment as principal accountants was terminated. We have read Trader.com N.V.'s statements included under Item 4 of its Form 6-K dated May 24, 2002, and we agree with such statements.

Very truly yours,

/S/ KPMG S.A.
KPMG S.A.